Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 8, 2024

The undersigned shareholder of Golden Sun Health Technology Group Limited, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated September 10, 2024, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on October 8, 2024, at 10:00 a.m., Eastern Time, at Room 503, Building C2, No. 1599 Xinjinqiao Road, Pudong New Area, Shanghai, China, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/GSUN2024, and to vote all Class A ordinary shares and/or Class B ordinary shares of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below or in the discretion of the proxy if no direction is made and, (ii) in the discretion of the proxy, upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith. Capitalized terms not otherwise defined here shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If the chairman of the meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the following proposals:

1.	to re-elect Mr. Xueyuan Weng as a director of the Company to hold office until the next annual general meeting;

2.	to re-elect Mr. Liming Xu as a director of the Company to hold office until the next annual general meeting;

3.	to re-elect Ms. Peilin Ji as a director of the Company to hold office until the next annual general meeting;

4.	to re-elect Mr. Yidong Hao as a director of the Company to hold office until the next annual general meeting;

5.	to re-elect Mr. Zhenghua Yu as a director of the Company to hold office until the next annual general meeting;

6.	to re-elect Mr. Xiao Jin as a director of the Company to hold office until the next annual general meeting;

7.	to re-elect Mr. Xijing Xu as a director of the Company to hold office until the next annual general meeting;

8.	to ratify the appointment of AssentSure PAC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024; and

9.	to consider any other business properly presented at the Meeting

If voting by mail, this proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

DETACH PROXY CARD HERE
Mark, sign, date and return this proxy card promptly using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	It is hereby resolved, as an ordinary resolution, that Mr. Xueyuan Weng be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 2:	It is hereby resolved, as an ordinary resolution, that Mr. Liming Xu be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 3:	It is hereby resolved, as an ordinary resolution, that Ms. Peilin Ji be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 4:	It is hereby resolved, as an ordinary resolution, that Mr. Yidong Hao be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 5:	It is hereby resolved, as an ordinary resolution, that Mr. Zhenghua Yu be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 6:	It is hereby resolved, as an ordinary resolution, that Mr. Xiao Jin be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 7:	It is hereby resolved, as an ordinary resolution, that Mr. Xijing Xu be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 8:	It is hereby resolved, as an ordinary resolution, that the appointment of AssentSure PAC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024 be ratified.	☐	☐	☐
PROPOSAL NO. 9:	It is hereby resolved, as an ordinary resolution, that effective from the Company’s date of incorporation, the financial year of the Company ends on September 30 and begins on October 1 in each year.	☐	☐	☐

If voting by mail, the duly completed and signed form of this proxy card must be received on or before 11:59 p.m. Eastern Time, October 7, 2024, or any adjournment of the Meeting, to be valid.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Share Owner signs here		Joint-Owner signs here

Date:	Date: